EXHIBIT 14


                   CENTRAL NATURAL RESOURCES, INC.
                         CODE OF ETHICS


Introduction

Central Natural Resources, Inc. ("Central") will do business only by lawful and ethical means and hold its officers, employees, customers and suppliers to the same high standard of ethical business conduct. Central will not compromise this commitment to integrity in our daily business dealings, and has created a Code of Ethics that addresses policies and responsibilities to encourage employees to keep these values at the core of their business activities.

Central's Code of Ethics requires all employees to:

     1. At all levels, sustain a culture where ethical conduct is recognized, valued and exemplified by all employees.
     2.   Obey the applicable laws and regulations governing  our
          business conduct.
     3. Avoid all material conflicts of interest between work and personal affairs.
     4. Be honest, fair and trustworthy in all Company activities and relationships.
     5. Foster an atmosphere in which fair employment practices are extended to all.
     6. Strive to create a safe workplace and to protect the environment.

Code of Ethics for Senior Financial Personnel

In addition to the requirements listed above for all employees, Senior Financial Personnel also have the following ethical obligations:

     1. To uphold honest and ethical conduct, especially in relation to the handling of actual and apparent conflicts of interest.
     2. To ensure that external and internal financial data, and other information contained in our public reports, are complete, accurate, timely, understandable, and present the facts fairly and that all financial transactions of the Company are properly accounted for on the Company's books;
     3. To report any material conflict of interest (actual or apparent), any violation or suspected violation of this Code of Ethics, or any unusual event; and
     4. To ensure the Company is in full compliance with the law, all applicable rules and regulations, and Company policy.

Senior Financial Personnel consist of the CEO, CFO, Vice President of Finance and all senior Company employees responsible for accounting and finance duties and related disclosure responsibilities whether at the corporate level or at a subsidiary level.

Violations & Reporting of Violations

Any employee who violates this Code of Ethics is subject to disciplinary action, which may include termination of employment. The same is true of any employee who knows of but fails to report another employee's violation of law or Company policy. Any and all violations should be reported directly to the Company's CEO, or if not appropriate, a member of the Board of Director's Audit Committee.